UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: DEALINGS IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND DIRECTORS AND THE COMPANY SECRETARY OF A MAJOR SUBSIDIARY OF
SASOL



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND DIRECTORS AND THE COMPANY SECRETARY OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that a director and the Company Secretary of Sasol, and directors and the Company Secretary of a major subsidiary of Sasol have, in terms of the Sasol Long-Term Incentive Plan ("the Plan"), been issued shares in terms of previously accepted grants that have vested.

Shareholder approval of the Plan was obtained at the 2016 Annual General Meeting of the Company. All long-term incentives have conditions attached and are subject to the rules of the Plan. The Board or the Remuneration Committee of the Board, as appropriate, approved the grants as well as the vesting of the grants. In addition, the required clearance, in terms of paragraph 3.66 of the Listings Requirements, was obtained.

Company Secretary	V D Kahla
Company			Sasol
Director		Sasol South Africa (Pty) Ltd
			Sasol (USA) Corporation
Vesting date		22 September 2017
Number of securities 	4 358
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374,91
Total value of
transaction		R1 633 883.49
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Company Secretary	V D Kahla
Company			Sasol
Director		Sasol South Africa (Pty) Ltd
			Sasol (USA) Corporation
Vesting date		22 September 2017
Number of securities	5 014
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Exercise price per
share			R378,00
Total value of
transaction		R1 895 292.00
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		P Victor
Company			Sasol and Sasol (USA) Corporation
Vesting date		22 September 2017
Number of securities	11 964
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R4 485 493.82
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		B Baijnath
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	2 276
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R853 308.58
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		B Baijnath
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	2 618
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Exercise price per
share			R378.00
Total value of
transaction		R989 604.00
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes

Director		B Baijnath
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	864
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R323 927.33
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		B Baijnath
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	994
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Exercise price per
share			R378.00
Total value of
transaction		R375 732.00
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		F R Grobler
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	7 810
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R2 928 093.17
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Company Secretary	F Hoosain
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	4 242
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R1 590 393.24
Nature and extent of
interest		Direct beneficial
Clearance obtained	Yes


Director		B E Klingenberg
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	9 372
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R3 513 711.81
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		R M Laxa
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	2 229
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R835 687.54
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		R M Laxa
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	2 121
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
 transaction		R795 196.62
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		F E J Malherbe
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	9 245
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Exercise price per
share			R378.00
Total value of
transaction		R3 494 610.00
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		F E J Malherbe
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	3 807
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Exercise price per
 share			R378.00
Total value of
transaction		R 1 439 046.00
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


Director		M Sieberhagen
Company			Sasol South Africa (Pty) Ltd
Vesting date		22 September 2017
Number of securities	4 894
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Price per share		R374.91
Total value of
transaction		R1 834 838.41
Nature and extent of
director's interest	Direct beneficial
Clearance obtained	Yes


27 September 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 28, 2017			By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary